Writer’s Direct Dial: +1 212 225 2510 E-Mail: wgorin@cgsh.com	March 6, 2012

BY EDGAR AND FACSIMILE

Mr. Larry Spirgel, Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 3720
100 F Street N.E.
Washington, D.C. 20549

Re:           Sony Corporation
Form 20-F for the Fiscal Year Ended March 31, 2011
Filed June 28, 2011
File No. 1-06439

Dear Mr. Spirgel,

On behalf of our client Sony Corporation (“Sony”), I am writing to request an extension of the expected timing of Sony’s response to the March 1, 2012 comment letter of the staff of the Division of Corporation Finance of the Securities and Exchange Commission on Sony’s Annual Report on Form 20-F for the fiscal year ended March 31, 2011.

Due to the nature of the Staff’s comments and the complexity of certain of the issues presented, Sony would appreciate receiving approval from the Staff to file its response on or about April 13, 2012.

Mr. Larry Spirgel, p. 2

If you have questions or require additional information, please do not hesitate to contact me at 212-225-2510.

Very truly yours,

/s/  William F. Gorin
William F. Gorin

cc:	Mr. Masaru Kato, Executive Vice President and Chief Financial Officer, Sony Corporation

Ms. Nicole Seligman, Executive Vice President and General Counsel, Sony Corporation

Ms. Kathryn Jacobson, Senior Staff Accountant, Division of Corporation Finance, Securities and Exchange Commission

Mr. Dean Suehiro, Senior Staff Accountant, Division of Corporation Finance, Securities and Exchange Commission

Mr. Robert S. Littlepage, Division of Corporation Finance, Securities and Exchange Commission